PLATINUM GROUP METALS LTD.
as Borrower

- and -

PLATINUM GROUP METALS (RSA) PROPRIETARY LIMITED
as Guarantor

- and -

SPROTT RESOURCE LENDING PARTNERSHIP
as Agent

- and -

THE SEVERAL LENDERS
FROM TIME TO TIME PARTIES HERETO

as Lenders

THIRD AMENDED AND RESTATED CREDIT AGREEMENT
MODIFICATION AGREEMENT

Dated as of June 13, 2017

Third Amended and Restated Credit Agreement Modification Agreement

THIRD AMENDED AND RESTATED CREDIT AGREEMENT MODIFICATION AGREEMENT

THIS THIRD AMENDED AND RESTATED CREDIT AGREEMENT MODIFICATION AGREEMENT made as of the 13th day of June, 2017

BETWEEN:
PLATINUM GROUP METALS LTD., a company existing under the laws of British Columbia

(hereinafter referred to as the “Borrower”)

AND:
PLATINUM GROUP METALS (RSA) PROPRIETARY LIMITED, a company existing under the laws of South Africa

(hereinafter referred to as the “Guarantor”, and together with the Borrower, the “Credit Parties”)

AND:
SPROTT RESOURCE LENDING PARTNERSHIP, a general partnership organized and existing under the laws of the Province of Ontario

(hereinafter referred to as the “Agent”)

AND:
THE SEVERAL LENDERS FROM TIME TO TIME PARTY HERETO AS LENDERS (together with their respective successors and permitted assigns, the “Lenders” and together with the Agent, the “Finance Parties”)

BACKGROUND:

A.     The Credit Parties and the Finance Parties entered into an amended and restated credit agreement dated as of October 11, 2016 (the “A&R CA”), as amended by a first amended and restated credit agreement modification agreement dated as of January 13, 2017 (the “First Modification Agreement”) and a second amended and restated credit agreement modification agreement dated as of April 13, 2017 (the “Second Modification Agreement”, and together with the A&R CA and the First Modification Agreement, the “Credit Agreement”), pursuant to which the terms of the credit agreement dated as of February 13, 2015 (as amended) were amended and restated and the Lenders advanced a USD $45,000,000 senior secured credit facility, of which USD $40,000,000 was advanced on November 20, 2015 and USD $5,000,000 was advanced on October 11, 2016.

B.     The Credit Parties have requested and the Finance Parties have agreed to waive certain provisions of the Credit Agreement.

C.     The Finance Parties have agreed to the foregoing on and subject to the terms of this Agreement.

Third Amended and Restated Credit Agreement Modification Agreement

AGREEMENTS

NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of the mutual covenants and agreements herein contained and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto covenant and agree as follows:

ARTICLE 1
INTERPRETATION

1.1	Defined Terms

Unless otherwise defined herein, all defined terms shall for all purposes of this Agreement, or any amendment, substitution, supplement, replacement, restatement or addition hereto, have the meanings given in the Credit Agreement, as amended.

1.2	Other Usages

References to “this Agreement”, “the Agreement”, “hereof”, “herein”, “hereto” and like references refer to this Agreement and not to any particular Article, Section or other subdivision of this Agreement. Any references herein to any agreements or documents shall mean such agreements or documents as amended, supplemented, restated or otherwise modified from time to time in accordance with the terms hereof and thereof.

1.3	Headings

The division of this Agreement into Articles and Sections and the insertion of headings in this Agreement are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

1.4	Applicable Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein. Any legal action or proceeding with respect to this Agreement may be brought in the courts of the Province of British Columbia and, by execution and delivery of this Agreement, the parties hereby accept for themselves and in respect of their property, generally and unconditionally, the non-exclusive jurisdiction of the aforesaid courts. Each party irrevocably consents to the service of process out of any of the aforementioned courts in any such action or proceeding by the mailing of copies thereof by registered or certified mail, postage prepaid, to such party to the address prescribed by Sections 10.1 or 10.2 of the A&R CA, as applicable, such service to become effective five Business Days after such mailing. Nothing herein shall limit the right of any party to serve process in any manner permitted by law or to commence legal proceedings or otherwise proceed against any other party in any other jurisdiction.

1.5	Time of the Essence

Time shall in all respects be of the essence of this Agreement.

Third Amended and Restated Credit Agreement Modification Agreement

ARTICLE 2
WAIVER

2.1	Waiver

Subject to Section 2.3, the Majority Lenders hereby waive, in each case, until October 31, 2017: (a) the mandatory prepayment requirements set out in Section 3.5 of the A&R CA; (b) the requirement set out in Section 7.1(k)(i) of the A&R CA for the Borrower to maintain at all times Working Capital in excess of $5,000,000; (c) the requirement set out in Section 7.1(k)(ii) of the A&R CA for the Borrower to maintain at all times a minimum of $5,000,000 in unrestricted cash and cash equivalents; (d) the requirement set out in Section 7.2(k) of the A&R CA for the Borrower to pursue achievement of Planned Production; (e) in respect of the Project only, the Event of Default set out in Sections 8.1(s) of the A&R CA; and (f) the Events of Default set out in Sections 8.1(t), 8.1(u), 8.1(v) and 8.1(w) of the A&R CA. The waivers set forth in this Section 2.1 shall not be deemed to be a consent, waiver or modification of any other term or condition of the Credit Agreement and shall not prejudice any right or rights which the Finance Parties may now have or may have in the future in respect of any agreement, term or condition under or in connection with the Credit Agreement and shall not in any way constitute a waiver of any other Default or Event of Default under the Credit Agreement, and the Finance Parties expressly reserve all of their existing and future rights under the Credit Agreement arising in respect of any other Default or Event of Default.

2.2	Waiver Fee

In consideration for the accommodations made by the Lenders pursuant to this Agreement, the Borrower will pay to the Lenders a fee in the amount of USD $200,000 (the “Waiver Fee”) on the earlier of Stated Maturity Date and the date of any acceleration of the Facility Indebtedness pursuant to Section 8.2 of the A&R CA. The Waiver Fee shall constitute Facility Indebtedness and be secured by the Security Interests granted pursuant to the Security Documents.

2.3	Conditions Precedent

This Agreement shall not become effective until the Agent shall have received all necessary consents and other approvals as may be required under the Liberty Intercreditor Agreement, in the Agent’s sole discretion. Notwithstanding the foregoing, Section 2.1 shall not become effective until the Borrower has delivered to the Agent on or before June 13, 2017 a fully executed amendment or modification to the Liberty Credit Agreement which shall include waivers to the terms of the Liberty Facility substantially the same as those contained in Section 2.1 hereof.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES, NO DEFAULT OR EVENT OF DEFAULT

3.1	Representations and Warranties

The Credit Parties hereby restate the representations and warranties set out in Section 6.1 of the A&R CA, as amended hereby, effective as of the date hereof.

3.2	No Default or Event of Default

The Borrower hereby confirms that as of the date of this Agreement no Default or Event of Default under the Credit Agreement, after giving effect to this Agreement, has occurred and is continuing.

Third Amended and Restated Credit Agreement Modification Agreement

ARTICLE 4
GUARANTOR ACKNOWLEDGEMENT

4.1	Guarantor Acknowledgement

The Guarantor hereby acknowledges and confirms that its guarantee executed and delivered on February 13, 2015 in favour of the Agent on behalf of the Finance Parties, under which the Guarantor guaranteed all obligations of the Borrower to the Finance Parties under or in respect of the Facility, is continuing and is in full force and effect, securing all obligations of the Borrower to the Finance Parties, notwithstanding the amendments to the Credit Agreement effected hereby.

ARTICLE 5
MISCELLANEOUS

5.1	General Rule

Subject to the terms and conditions herein contained, the Credit Agreement is hereby amended to the extent necessary to give effect to the provisions of this Agreement and to incorporate the provisions of this Agreement into the Credit Agreement.

5.2	Future References to the Credit Agreement

On and after the date of this Agreement, (i) each reference in the Credit Agreement to “this Agreement”, “hereunder”, “hereof”, or words of like import referring to the Credit Agreement, and each reference in any related document to the “Credit Agreement”, “thereunder”, “thereof”, or words of like import referring to the Credit Agreement, and (ii) each reference in the other Facility Documents to the Credit Agreement, shall mean and be a reference to the Credit Agreement, as amended, modified, supplemented, restated or replaced from time to time. The Credit Agreement, as amended, is and shall continue to be in full force and effect and is hereby in all respects ratified and confirmed.

5.3	Enurement

This Agreement shall enure to the benefit of and shall be binding upon the parties hereto and their respective successors and permitted assigns.

5.4	Conflict

If any provision of this Agreement is inconsistent or conflicts with any provision of the Credit Agreement, the relevant provision of this Agreement shall prevail and be paramount.

5.5	Counterparts

This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument.

5.6	Entire Agreement

This Agreement amends and modifies the Credit Agreement and together with it and the agreements referred to therein and delivered pursuant thereto, constitute the entire agreement between the parties hereto and supersedes any prior agreements, undertakings, declarations, representations and understandings, both written and verbal, in respect of the subject matter hereof.

Third Amended and Restated Credit Agreement Modification Agreement

5.7	Amendments

This Agreement may only be amended or modified by further written instrument, executed and delivered by each of the parties hereto.

[signature pages follow]

Third Amended and Restated Credit Agreement Modification Agreement

IN WITNESS WHEREOF the parties hereto have executed this Agreement under the hands of their proper officers duly authorized on their behalf on the date first above written.

PLATINUM GROUP METALS LTD.

Per:	/Signed/
Authorized Signatory

Per:	/Signed/
Authorized Signatory

PLATINUM GROUP METALS (RSA) PROPRIETARY LIMITED

Per:	/Signed/
Authorized Signatory

Per:	/Signed/
Authorized Signatory

Third Amended and Restated Credit Agreement Modification Agreement

SPROTT RESOURCE LENDING
PARTNERSHIP, as Agent,
by its managing partner,
Sprott Lending Consulting L.P.,
by its general partner,
Sprott Lending Consulting GP Inc.

Per:	/Signed/
Authorized Signatory

Per:	/Signed/
Authorized Signatory

SPROTT RESOURCE LENDING PARTNERSHIP, as Lender,
by its managing partner,
Sprott Lending Consulting L.P.,
by its general partner,
Sprott Lending Consulting GP Inc.

Per:	/Signed/
Authorized Signatory

Per:	/Signed/
Authorized Signatory

Third Amended and Restated Credit Agreement Modification Agreement

RESOURCE INCOME PARTNERS LIMITED
PARTNERSHIP, as Lender, by its general partner,
Resource Capital Investment Corp.

Per:	/Signed/
Authorized Signatory

NATURAL RESOURCE INCOME INVESTING
LIMITED PARTNERSHIP, as Lender, by its
general partner, Resource Capital Investment Corp.

Per:	/Signed/
Authorized Signatory

Third Amended and Restated Credit Agreement Modification Agreement

SPROTT PRIVATE RESOURCE LENDING (M), L.P., as Lender,
by its managing partner,
Sprott Resource Lending Corp.

Per:	/Signed/
Authorized Signatory

Third Amended and Restated Credit Agreement Modification Agreement